FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a release issued by Ultrapetrol (Bahamas) Limited (the "Company") announcing that the Company has entered into a restructuring support agreement with certain lenders to its Offshore Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: January 19, 2017

Exhibit 1
Ultrapetrol (Bahamas) Ltd. Enters Into Restructuring Support Agreement with Certain Lenders to its Offshore Business

NASSAU, Bahamas, January 19, 2017 ‑‑ Ultrapetrol (Bahamas) Limited (OTCQB:ULTR) (together with certain of its subsidiaries, the "Company")1 announced that on January 17, 2017 it and certain of its subsidiaries entered into a Restructuring Support Agreement (the "Offshore Support Agreement") with certain lenders to the Company's offshore business (the "Supporting Lenders"), the agents, facility agents or security agents under the Offshore Loans (as defined below), Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross"), Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow"), Sparrow Offshore Investments Ltd. (together with Southern Cross and Sparrow, the "Southern Cross Supporting Parties"), UABL Limited and Sparrow Offshore Capital Ltd..

The Offshore Support Agreement, which is described in more detail below, provides for an out-of-court restructuring of all loans provided to the Company's offshore subsidiaries by the Supporting Lenders and the Supporting Lenders' agreement with respect to the transactions contemplated by a joint prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), which provides for an implementation of a restructuring of the Company's river business through a voluntary bankruptcy case under the Bankruptcy Code as previously disclosed.  In connection with entering into the Offshore Restructuring Agreement, the Supporting Lenders and the creditors to the Company's river business agreed to a timetable that includes consummation of the Plan on or before March 31, 2017.

The Company is being advised by the investment banking firm of Miller Buckfire & Co. and is receiving financial advice from AlixPartners, LLP.  Zirinsky Law Partners PLLC and Seward & Kissel LLP act as legal counsel to the Company.  Houlihan Lokey Capital, Inc. is acting as financial advisor and White & Case LLP and Watson Farley & Williams LLP act as legal counsel to the Supporting Lenders.

The Support Agreement

The Offshore Support Agreement provides for the out-of-court restructuring and amendment of certain loans made to the Company's offshore subsidiaries by the Supporting Lenders (the "Offshore Loans") through a common terms agreement (the "Offshore Common Terms Agreement") which will amend certain provisions of the Offshore Loans, including but not limited to maturity, interest and certain financial covenants, but will not change the principal amount outstanding under the Offshore Loans.  As a result of the transactions contemplated in the Offshore Support Agreement, the Offshore Lenders will receive additional collateral in the form of, among other things, the platform supply vessel UP OPAL. The Offshore Support Agreement provides further for, among other things, terms for the release, waiver, and discharge by the Supporting Lenders of all their claims against the Company and the Company's river business.  The Offshore Support Agreement will be filed by the Company as an exhibit to its Form 6-K furnished to the SEC and will be available at www.sec.gov.2

Pursuant to the Offshore Support Agreement, Ultrapetrol will seek confirmation by the Bankruptcy Court of the Parent-Included Plan (as defined in the Plan) if (i) the Offshore Common Terms Agreement is executed no later than January 31, 2017 and (ii) prior to January 31, 2017 the Supporting Lenders have voted their Class 11 Offshore Lender Parent Claims (as defined in the Plan) to accept the Plan.  In such event, in accordance with the terms of, and subject to the conditions contained in, the Offshore Support Agreement, on the date of the Chapter 11 filing, the Company and UABL Limited (Bahamas) will seek Bankruptcy Court approval of their assumption of the Offshore Support Agreement, and will prosecute and support (and the Company will cause its debtor subsidiaries to prosecute and support) the confirmation and consummation of the Parent-Included Plan and will not (and the Company will cause its debtor subsidiaries to not) prosecute the Parent-Excluded Plan.

1 Capitalized terms not otherwise defined herein have the meaning given to them in the Offshore Support Agreement (as defined below).
2 All descriptions and summaries of documents herein are qualified in their entirety by reference to the terms and conditions of such documents.  In the event of any inconsistency between the descriptions herein and the terms and conditions of the specified documents, the terms and conditions of the specified documents control as set forth therein.

The Offshore Support Agreement contains certain provisions that give the Supporting Lenders the ability to terminate the Offshore Support Agreement if various conditions are not satisfied, including, without limitation, execution of the Common Terms Agreement by January 31, 2017 and the closing of the Offshore Restructuring on or before March 31, 2017.

In addition, as set forth in the Plan, entry of an order of the Bankruptcy Court approving the Plan Debtors' assumption of the Offshore Support Agreement (and that the Offshore Support Agreement shall not have been terminated and shall be in full force and effect) is an additional condition to confirmation of the Parent-Included Plan, and as an additional condition precedent to the effectiveness of the Parent-Included Plan, all conditions to the completion of the Offshore Business Restructuring and the effectiveness of the documents enumerated in the Pre Offshore Support Agreement, including but not limited to the Common Terms Agreement and the Offshore Administrative Services Agreement (as defined in the Plan) (other than certain conditions that require the Effective Date (as defined in the Plan) to have occurred) shall have been satisfied or shall have been waived by the party entitled to waive them.  The Plan Debtors, however, may waive each of the foregoing additional conditions with the consent each of the Supporting Lenders.

Forward-Looking Language

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.